Exhibit 99.2

Exhibit I

Current Questions Regarding the Second Amended and Restated Stockholders Agreement (the “Agreement”):

1.	The Agreement states that TPG retained Kirkland & Ellis to act as their counsel in connection with the Agreement and that the firm did not act as counsel for any other party. Did the Board and/or the NCG Committee retain independent counsel to assist it when the Stockholders Agreement was amended in September 2016, December 2016 and/or March 2017?

2.	Has e.l.f. made use of and/or retained Kirkland & Ellis in any role or manner or reimbursed any other party for work performed by Kirkland & Ellis?

3.	Which shareholders are counted in the Agreement to determine TPG’s ownership position? If other shareholders are being included in TPG’s ownership position, is this made clear in any of e.l.f.’s public filings?

4.	How many directors is TPG currently entitled to designate on the e.l.f. Board?

5.	What is the NCG Committee's interpretation of the language in Section 3B(i) from the Agreement as it pertains TPG Board representation? If the Agreement allows for two TPG-designated Board members, then why has TPG maintained three designated Board members through the last two annual meetings?

6.	Did the Board or NCG Committee have any discussions around the time of the secondary offering in March 2017 pertaining to TPG's level of ownership and whether or not the offering might impact the number of designated directors they were entitled to? The preliminary proxy was filed on the same date as the offering was priced, so the ownership table in the preliminary proxy was shown prior to the secondary offering closing. Was this a coincidence or was there a reason for aligning the filing with the secondary offering?

7.	As it pertains to the changes in the Agreement from March 2017, when did Mr. Joseph Shamah give notice that he was resigning from the Board? The Agreement was revised two days after he resigned. We would like to understand how long the NCG Committee may have had to evaluate the changes to the Agreement and the impact such changes may have had on the non-insider shareholders.

8.	In December 2016, an amendment to the Stockholders Agreement negated the obligation of employees, excluding Mr. Amin and other entities related to him, to vote in support of TPG nominees. Why was this change made? Does TPG have the right to vote employee shares on all other matters? If not, why would company executives remain party to the Agreement?

9.	Are new senior executives of e.l.f. required to become a party to the Agreement?